Exhibit 2.2

AMENDED PLAN SPONSORSHIP AGREEMENT

This Amended Plan Sponsorship Agreement (the “Agreement”) is made and executed between CAERUS OIL AND GAS LLC, a Delaware limited liability company (“Caerus” or “Purchaser”), and TETON ENERGY CORPORATION, a Delaware corporation (“TEC”), TETON NORTH AMERICA LLC, a Colorado limited liability company (“TNA”), TETON PICEANCE LLC, a Colorado limited liability company (“TP”), TETON DJ LLC, a Colorado limited liability company (“TDJ”), TETON WILLISTON LLC, a Colorado limited liability company (“TW”), TETON BIG HORN LLC, a Colorado limited liability company (“TBH”), TETON ORRI LLC, a Colorado limited liability company (“TORRI”), and TETON DJCO LLC, a Colorado limited liability company (“Teton DJ” and collectively with TEC, TNA, TP, TDJ, TW, TBH, TORRI and Teton DJ, the “Debtors”) to be effective on the 15th day of December 2009.  Caerus and Debtors agree as follows:

1.           Caerus as Plan Sponsor.  Caerus has agreed to fund the Debtors’ emergence from reorganization proceedings under chapter 11 of the United States Bankruptcy Code on the terms and subject to the conditions set forth in this Agreement.

2.           Bankruptcy Filings.  The Debtors commenced their bankruptcy cases by filing chapter 11 petitions in the United States Bankruptcy Court for the District of Delaware (the “Court”) on November 8, 2009 (the “Petition Date”).  On the Petition Date, the Debtors filed, inter alia, their Proposed Plan of Reorganization (the “Initial Plan”) and supporting Disclosure Statement and Bidding Procedures Motion, including a request for approval of a breakup termination fee in an amount not to exceed $750,000 (“Breakup Fee”) to Rise Energy Partners II, LLC, a Delaware limited liability company (“Rise”), and the reimbursement of Rise’s actual out-of-pocket and reasonable third party expenses in an amount not to exceed $200,000 (the “Expense Reimbursement”) in the event that Rise is not selected as the Successful Bidder (as defined in the Bidding Procedures Motion) at the conclusion of the Auction (as hereinafter defined).  The Breakup Fee and Expense Reimbursement to Rise will be paid as an administrative expense following the confirmation hearing and consummation of the transactions contemplated by this Agreement (the “Transaction”).

3.           Bidding Procedures.  On November 23, 2009, the Bidding Procedures (herein so called) were approved by the Court.  The Bidding Procedures provide that the Rise offer to sponsor the Initial Plan is subject to higher and better offers (a “Qualified Bid”), which were required to be submitted no later than December 14, 2009.  The determination of whether any bid submitted is a Qualified Bid was made by the Debtors in consultation with the Lenders (as hereinafter defined) and the Indenture Trustee (as defined in the Bidding Procedures).  One Qualified Bid was received in addition to the Rise offer, and the Debtors conducted an auction on December 15, 2009 (the “Auction”), at the conclusion of which the Debtors, in consultation with the Lenders and the Indenture Trustee, selected Caerus’ Qualified Bid as the Successful Bid (as defined in the Bidding Procedures).  The determination by the Debtors, in consultation with the Lenders and the Indenture Trustee, regarding Caerus’ Successful Bid was conclusive.  Since Caerus was selected as the Successful Bidder, the Debtors and Caerus are now required to use reasonable efforts to amend the Initial Plan to include and reflect the terms of this Agreement (as amended, the “Plan”), to seek and obtain the Court’s confirmation of the Plan in a Confirmation Order, and to close the Transaction.  For purposes of this Agreement, the “Transaction Date” shall mean the date of the actual closing of the Transaction, which shall occur not more than five (5) business days after the Plan is confirmed by the Court (the “Confirmation Date”).

4.           Plan.  Subject to Section 4(k) hereof, Purchaser shall acquire 100% of the membership interests of TEC, as reorganized (“Reorganized TEC”), and TEC, TNA, TP, TDJ, TW, TBH, TORRI and Teton DJ shall emerge from chapter 11 pursuant to the Plan.  Reorganized TEC will own 100% of the equity securities of TNA, TP, TDJ, TW, TBH, TORRI and Teton DJ, as reorganized, and Purchaser will acquire, directly or indirectly, all of the assets of the Debtors free and clear of all liens, and claims, encumbrances or interests, whether known or unknown, liquidated or unliquidated, to the fullest extent allowed by law.  The Plan and Confirmation Order shall provide that the Purchaser is not a successor in interest of the Debtors for any purpose and, to the fullest extent allowed by law, is released and discharged from any successor liability, and the Confirmation Order shall provide that the creditors of Debtors and any other persons, other than governmental creditors, with claims against the Debtors are enjoined from bringing actions or claims arising before the Plan Confirmation Date against the Purchaser.  Unless expressly assumed pursuant to Section 4(i), Section 4(j) and Section 4(k) below, all such claims shall be treated in accordance with the provisions of the Plan and shall be limited to the recoveries allowed in the Plan.  The Plan shall include the following terms:

(a)             On the Transaction Date (or in the case of any Post-Closing Reconciliation adjustment, on or before the date specified in Section 7 below), Purchaser will tender the following consideration (collectively, the “Purchase Price”):

(i)                          $20,050,000 in cash (of which $750,000 from the application of the Deposit will remain in the escrow account until determination of the Post-Closing Reconciliation adjustment as described in Section 10), plus or minus any Post-Closing Reconciliation adjustment as described in Section 7 below;

(ii)                         a contractual participation right to 50% of the profits (net of the costs for acquisition, exploration, development, operation and maintenance, as further described in Exhibit A) of Teton DJ, as reorganized, or a newly formed entity (the “WashCo Entity”), owned directly or indirectly by Caerus, holding the assets listed on Schedule 4(a)(ii) annexed hereto (the “WashCo Assets); and

(iii)                        a contractual participation right to 50% of the profits (net of the costs for acquisition, exploration, development, operation and maintenance, as further described in Exhibit A) of TBH, as reorganized, or a newly formed entity (the “Big Horn Entity”), owned directly or indirectly by Caerus, holding the assets listed on Schedule 4(a)(iii) annexed hereto (the “Big Horn Assets”); and.

(b)             The rights to 50% of the net profits of the WashCo Entity and the Big Horn Entity shall be governed by separate agreements, substantially in the form annexed hereto as Exhibit A.

(c)             On the Transaction Date and except as provided in the Plan, all assets of each of the Debtors, including all avoidance actions under chapter 5 of the Bankruptcy Code, excluding, however, any and all such actions against any of (i) the DIP Lenders (as defined herein), (ii) JPMorgan Chase Bank, N.A. (sometimes also referred to herein as the “Prepetition Agent”), as agent for the DIP Lenders and the Lenders (as hereinafter defined), and/or (iii) the Lenders, shall re-vest in each respective prepetition owner, as reorganized, free and clear of all preconfirmation liens, claims, encumbrances and interests, whether known or unknown, liquidated or unliquidated; provided, further, that the DIP Lenders, the Lenders, and the Prepetition Agent will be released under the Plan of any and all liability, and any and all claims against the DIP Lenders, the Lenders, or the Prepetition Agent will not be re-vested in the Debtors, as reorganized, and will be handled in accordance with the Plan.

(d)             At its election, Purchaser may direct that on the Transaction Date, some or all of TNA, TP, TDJ, TW, TBH, TORRI and Teton DJ, as reorganized, be merged into Reorganized TEC, such that the assets of the merged Debtors, as reorganized, are owned by Reorganized TEC, the WashCo Entity or the Big Horn Entity, in each case, free and clear of all liens, claims, encumbrances or interests, whether known or unknown, liquidated or unliquidated, to the fullest extent permitted by law.

(e)             On the Transaction Date, (i) all existing equity interests in TEC shall be cancelled, and (ii) TEC will convert its corporate form from a Delaware corporation to a Delaware limited liability company.

(f)             Reorganized TEC shall distribute the Purchase Price (except for the $750,000 of the Purchase Price maintained in the Escrow Account pursuant to Section 10) in the following manner:

(i)                          on the Transaction Date, $17,400,000.00, to the Prepetition Agent;

(ii)                         on the Transaction Date the contractual participation rights to 50% of the net profits of the WashCo Entity and the Big Horn Entity to the Prepetition Agent;

(iii)                        on the Transaction Date or as soon as reasonably practicable thereafter, $950,000.00 pro rata to the holders of allowed general unsecured claims (excluding Trade Claims) and to the Indenture Trustee on behalf of the holders of allowed note holder claims, or, if there are no allowed general unsecured claims, $900,000.00 to the Indenture Trustee on behalf of the holders of allowed note holder claims and an additional $50,000.00 to the Prepetition Agent;

(iv)                        on the Transaction Date, $750,000.00 to Rise on account of the Breakup Fee; and

(v)                         on the Transaction Date, up to $200,000.00 to Rise on account of the Expense Reimbursement (provided that Rise has timely submitted to TEC reasonable supporting documentation for such expenses)1.

(g)           On the Transaction Date, the DIP Lenders, the Lenders and the Indenture Trustee shall deliver to Purchaser executed mortgage release documents (or other documentation reasonably requested by Purchaser) evidencing the release of the liens and claims of the DIP Lenders, the Lenders and the Indenture Trustee against the Debtors, the Debtors, as reorganized, and their respective property.

(h)             Reorganized TEC shall issue 100% of its membership interests to Purchaser.  Purchaser will be the sole managing member of Reorganized TEC.

1 In the event the Expense Reimbursement is less than $200,000.00, the difference between the Expense Reimbursement and $200,000.00 will be paid to the Prepetition Agent.

(i)             Trade Claims (as hereinafter defined) of creditors who provided goods and services to the Debtors’ oil and gas operations (but not including amounts owed for corporate overhead, the office lease, and any amounts owed to professional advisers, including legal and financial or investment banking advisers) who have pre-petition claims that remain unpaid shall be paid by Reorganized TEC in cash in full within thirty (30) days of the Transaction Date.  Obligations to trade creditors who extend credit to the Debtors after the Petition Date will be assumed by Reorganized TEC and paid in the ordinary course of business.  “Trade Claims” means claims of and in the amounts listed on the attached Exhibit B.  Except as set forth in this Section 4(i) and in Sections 4(j) and (l) below, the Purchaser does not assume any other liabilities of the Debtors and any other liabilities are hereby expressly rejected.

(j)             On the Transaction Date, Reorganized TEC will pay up to $286,500 under existing employee retention agreements from funds in the JPM Account (as hereinafter defined), pursuant to Schedule 4(j).  Reorganized TEC will assume and honor or pay all those unpaid employee wages and salaries and accrued vacation, health insurance and similar benefits to and through the Transaction Date in the amounts as are set forth on Exhibit C.  Reorganized TEC may, but is not required to, offer continued employment with it to one or more of the Debtors’ employees.  For the avoidance of doubt, Reorganized TEC will not pay severance to any employee whose employment is terminated post petition except pursuant to a new or amended agreement that Reorganized TEC may in its sole discretion enter into with such employee.

(k)             Subject to the approval of the Debtors, which shall not be unreasonably withheld or delayed, Caerus reserves the right to modify the form of its acquisition of the assets of the Debtors so that Caerus (or a subsidiary controlled by Caerus) and the Debtors will at closing enter into an asset purchase agreement whereby Caerus (or a subsidiary controlled by Caerus) purchases from the Debtors all of the assets of such entities free and clear of any liens, claims, encumbrances or interests, whether known or unknown, liquidated or unliquidated  (the “Asset Acquisition”).  It is the intent of Caerus that such Asset Acquisition shall provide the same economic benefit to the DIP Lenders, the Lenders, the Note Holders, the general unsecured creditors, the creditors with trade payables, and all other parties in interests as would the acquisition of the membership interests of Reorganized TEC and the other Debtors, as reorganized (the “Equity Acquisition”).  By no later than January 10, 2010, Debtors shall provide to Purchasers a draft Confirmation Order and all documents and information reasonably requested by Purchaser under this Agreement.  On or before 5:00 p.m. Eastern on January 12, 2010, Purchaser shall provide TEC with its written notification of election to consummate the Plan pursuant to an Asset Acquisition, failing which the Plan shall be consummated as an Equity Acquisition.  An election by Purchaser to consummate the Plan as an Asset Acquisition shall be accompanied by a proposed form of asset purchase agreement to be used to consummate the transaction pursuant to the confirmed Plan.  In addition, if Caerus elects to consummate the Plan as an Asset Acquisition, Caerus will fund up to an additional $25,000 for Wind Down Expenses (defined below) subject to its receipt of reasonable documentation supporting such expenses.

(l)             The Plan shall provide that the Purchaser shall acquire the rights reserved by the Debtors to amend the schedule of Assumed Contracts, including without limitation, to withdraw or add any contract or lease from the list of Assumed Contracts, at any time prior to the Confirmation Date, and Debtors shall revise the list of Assumed Contracts in accordance with any direction received from the Purchaser.

(m)             Debtors shall reasonably and expeditiously cooperate with Purchaser to prepare and file with the Court an amendment to the Plan to include modifications to the Plan in accordance with the terms and conditions in this Agreement, and shall solicit and endeavor to secure any required creditor approvals of the Plan.

5.           Conditions to Purchaser Obligations.  Purchaser’s obligations under this Agreement are expressly conditioned upon the satisfaction by the responsible parties or waiver by Purchaser of the following conditions:

(a)             Prior to the Transaction Date, JPMorgan Chase Bank, N.A. and JPMorgan Ventures Energy Corporation shall not have terminated the existing hedge agreements of TEC.

(b)             Total claims entitled to priority pursuant to section 507 of the Bankruptcy Code (other than post petition trade debt) shall not exceed $1 million.  After the Confirmation Date but before the Transaction Date, Debtors shall deliver to Purchaser a true and correct itemization of all unpaid priority claims to demonstrate to Purchaser’s reasonable satisfaction that the foregoing condition has been satisfied.

(c)             Prior to the Transaction Date, JPMorgan Chase Bank, N.A., Royal Bank of Canada, Guaranty Bank and Trust Company, and US Bank National Association (collectively, the “Lenders”) shall not have terminated the Plan Support Agreement in which they have agreed to vote to accept the Plan.

(d)             Prior to the Transaction Date, individual holders under that certain Secured Subordinated Convertible Debenture Indenture (collectively, the “Note Holders”), holding at least two thirds in dollar amount and 51 percent in number of such Note Holders, shall have executed and not have terminated a Plan Support Agreement in which they shall have agreed to vote to accept the Plan so long as the Plan’s treatment of the Note Holders’ claims have not been modified.

(e)             The Plan shall be approved and consummated and the Transaction Date occur on or before January 31, 2010.

(f)             Prior to the Transaction Date, the Debtors will conduct their business in the ordinary course with no out of the ordinary course undertakings or expenditures, unless expressly approved by Purchaser.

(g)             Insurance.  TEC shall provide a certificate of insurance for director and officer liability tail coverage (covering claims made during the seventy-two (72) months following the expiration of the existing director and officer liability policy).

6.           Representations and Warranties of the Debtors.  The Debtors represent and warrant to Caerus that the following are true and correct as of the date of this Agreement:

(a)             Commitments.  There are no contracts, commitments, or agreements binding on any interest of the Debtors in any hydrocarbon property, whether currently producing or not (a “Hydrocarbon Property” or the “Hydrocarbon Properties”), which require future expenditures by the owner thereof of more than the sum of $25,000 with respect to any particular Hydrocarbon Property, except as provided on Schedule 6(a) hereto.

(b)           Payment for Future Production.  None of the Debtors, as reorganized, will be obligated, by virtue of a prepayment arrangement, make-up right under a production sales contract containing a “take or pay” or similar provision, production payment or any other arrangement, to deliver hydrocarbons, or proceeds from the sale thereof, attributable to its Hydrocarbon Properties at some future time without then or thereafter receiving the full contract price therefor.

(c)             Gas Balancing.  Except as set forth on Schedule 6(c), none of the Debtors, as reorganized, will have any obligation to deliver gas (or cash in lieu thereof) from the Hydrocarbon Properties to other owners of interests as a result of past production by it or its predecessors in excess of the share to which they were entitled, nor any right to receive deliveries of gas (or cash in lieu thereof) with respect to the Hydrocarbon Properties from other owners of interests as a result of past production by it or its predecessors of less than the share to which they were entitled.

(d)             Calls on Production.  Except as set forth on Schedule 6(d), no person has any call upon, option to purchase, or similar right to obtain production from any of the Debtors’ Hydrocarbon Properties other than pursuant to renewal rights or automatic renewal provisions contained in existing production sales contracts.

(e)             Non-Competition Commitments. Except as set forth on Schedule 6(e), there are no agreements or arrangements that will be binding on the Debtors, as reorganized, or their Hydrocarbon Properties that limit the freedom of the owner of the Hydrocarbon Properties to compete in any line of business or with any person or in any geographical area, except customary area of mutual interest provisions contained in agreements described in Schedule 6(e) that cover properties in the immediate vicinity of the lands subject to such agreements.

(f)             Applicable Contracts. Except as set forth in Schedule 6(f), there are no agreements or arrangements relating to the Hydrocarbon Properties that will be binding on any of the Debtors, as reorganized, or their Hydrocarbon Properties.  The contracts and agreements which constitute a part of the Hydrocarbon Properties are in full force and effect, and, except as set forth in Schedule 6(f), no Debtor has defaulted, or received a notice of any default, under any such contract or agreement.  No Debtors has given or received from any third party any notice of any action or intent to terminate or materially amend any such contract or agreement.

(g)             Production Sales Agreements.   There are no agreements or arrangements for the sale of oil, gas, or other minerals attributable to the Hydrocarbon Properties that may not be terminated at will without penalty by the restructured entity after Closing on notice of sixty (60) days or less.

(h)             Lease Provisions.  All rentals, royalties, overriding royalty interests, and other payments due under each of the oil, gas, and mineral leases described in Exhibit D have been promptly and fully paid, except amounts that are being held in suspense as a result of title issues and that do not provide any third party a right to cancel such lease.  There are no express obligations to drill additional wells in order to maintain in force and effect the rights of the Debtors, as reorganized, in any of their Hydrocarbon Properties, except as set forth in Schedule 6(h).

(i)             Compliance with Laws. During the periods of ownership by a Debtors, the Hydrocarbon Properties have been operated in material compliance with all applicable laws, regulations, rules, orders, judgments, and decrees of all governmental bodies and courts having jurisdiction, and all wells thereon have been drilled and completed within the boundaries of the applicable lease or unit and in compliance with all applicable spacing regulations.

(j)             Permits.  Each person who operates a Hydrocarbon Property has obtained all permits, licenses, franchises, authorities, consents, and approvals necessary for owning and operating the Hydrocarbon Property and has made all material filings with all governmental bodies having jurisdiction necessary for owning and operating the Hydrocarbon Property, and all such permits, licenses, franchises, authorities, consents, approvals and filings are in full force and effect.

(k)             Taxes.  All ad valorem taxes (including, without limitation, property, production, severance, occupation, and excise taxes) and other taxes and assessments based upon or measured by the ownership or operation of the Hydrocarbon Properties or the production of hydrocarbons or receipt of proceeds therefrom that are due and payable have been paid, except those being contested in good faith for which adequate provision has been made.

(l)             Preferential Rights of Purchase and Consents to Assignment.  No Hydrocarbon Property is subject to any preferential right of purchase, right of first refusal, or other agreement which gives a third party the right to purchase a Hydrocarbon Property as a result of a transaction herein provided to be effected or requires the consent of any third party to a transaction herein provided to be effected, except as set forth in Schedule 6(l).

(m)             Environmental Matters.  (i) There has not occurred an event in the use and operation of the Hydrocarbon Properties and there does not exist on the Hydrocarbon Properties a condition which constitutes a material violation of any federal, state, local, or tribal law (including common law), ordinance, rule, standard, prohibition, or regulation relating to health, safety, or the environment, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. §9601 et seq., as amended (“CERCLA”); the Resource Conservation and Recovery Act of 1976, 42 U.S.C. §6901, et seq., as amended; the Clean Air Act, 42 U.S.C. §7401, et seq., as amended; the Federal Water Pollution Control Act, 33 U.S.C. §1251, et seq., as amended; and the Oil Pollution Act of 1990, 33 U.S.C. §2701, et seq., as amended (collectively, the “Environmental Laws”). There have been timely filed all required reports, there have been obtained all required approvals and permits, and there have been generated and maintained all required data, documentation, and records under all applicable Environmental Laws; (ii) the Hydrocarbon Properties have been operated in compliance with all applicable Environmental Laws and are not (and would not be, if all relevant facts were known to the applicable governmental authorities) subject to any remedial obligations under such laws; (iii) each person that operates the Hydrocarbon Properties has obtained all permits, licenses, franchises, authorities, consents, and approvals, made all material filings and maintained all material data, documentation, and records necessary for owning and operating the Hydrocarbon Properties under all applicable Environmental Laws, all such permits, licenses, franchises, authorities, consents, approvals, and filings remain in full force and effect and are in compliance therewith; (iv) no hazardous substances or solid wastes (as such terms are defined under any Environmental Law) generated from the Hydrocarbon Properties have been sent to a site which, pursuant to CERCLA or any similar state law, has been placed, or is proposed to be placed, on the “National Priority List” of hazardous waste sites or which is subject to a claim, an administrative order, or other request to take any cleanup, removal, or remedial action or to pay for any costs relating to such site. All hazardous substances and solid wastes generated from the Hydrocarbon Properties and requiring disposal have, to the extent required by any Environmental Law, been transported only by carriers maintaining valid authorizations and been treated, stored, and disposed of only at facilities maintaining valid authorizations; (v) there are no pending or threatened claims, demands, actions, administrative proceedings, lawsuits, or inquiries relating to the Hydrocarbon Properties under any Environmental Laws; and (vi) there are no environmental investigations, studies, or audits with respect to any of the Hydrocarbon Properties owned or commissioned by, or in the possession of, a Debtors that have not been disclosed to Purchaser.

(n)             Status of Payout Accounts.  Various of the Hydrocarbon Properties describe interests before a payout (“BPO”) or after a payout (“APO”).  Attached hereto as Schedule 6(n) is a schedule setting forth the status of the respective payout accounts described thereon, as of the dates stated thereon.  The BPO and APO amounts set forth therein accurately reflect the status of all BPO and APO accounts as of the respective dates shown on Schedule 6(n).

(o)             Hedging.  Neither the restructured entity nor any Hydrocarbon Property is subject to, any oil or natural gas or other futures or options trading agreement or any price swaps, hedges, futures, or similar instruments, except as set forth on Schedule 6(o).

(p)             Benefit Plans.  The benefit plans of the Debtors have been maintained, in all material respects, in accordance with their terms and with all provisions of ERISA and the Code (including rules and regulations thereunder).  The Debtors do not have a plan that is (i) a “multiemployer plan,” as defined in Section 3(37) of ERISA, (ii) a “defined benefit plan,” as defined in Section 3(35) of ERISA, that is subject to Title IV of ERISA, (iii) subject to the minimum funding standards under Section 302 of ERISA or Section 412 of the Code, or (iv) an Employee plan that is funded, in whole or in part, through a voluntary employee’s beneficiary association exempt from taxation under Section 501(c)(9) of the Code, and neither Seller nor any of its ERISA Affiliates have ever contributed to, or been obligated to contribute to, any such plan.  Each of the Debtors has, at all times, complied, and currently complies, in all material respects with the applicable continuation requirements for its welfare benefit plans, including (i) Section 4980B of the Code (as well as its predecessor provision, Section 162(k) of the Code) and Sections 601 through 608, inclusive, of ERISA and (ii) any applicable state statutes mandating health insurance continuation coverage for employees.

(q)             Uncured Title Defects, Environmental Conditions, and Casualty Losses.  TEC did not receive written notification of any Uncured Title Defects, Environmental Conditions, or Casualty Losses (as such terms are defined in the Plan Sponsorship Agreement, dated November 8, 2009, by and between the Debtors and Rise (the “Rise Plan Sponsorship Agreement”) from Rise.  To the knowledge of TEC and each Debtors, no Uncured Title Defects, Environmental Conditions, or Casualty Losses (as such terms are defined in the Rise Plan Sponsorship Agreement) were identified by Rise.

(r)             Rise Plan Sponsorship Agreement.  Prior to the Auction, the Rise Plan Sponsorship Agreement had not been terminated or amended.  But for Purchaser being the Successful Bidder, Rise was, to the knowledge of the Debtors, ready, willing and able to consummate the Plan.

7.           Purchase Price Adjustment.  The Net Working Capital shall be calculated as the difference between (a) Teton Current Assets (as defined herein), and (b) Teton Current Liabilities (as defined herein), as of December 31, 2009, and the Transaction Date.  The Debtors have provided Purchaser and the Prepetition Agent with an estimate of Net Working Capital as of December 31, 2009, and January 15, 2010, prepared in accordance with generally accepted accounting principles and the terms of this Agreement.  The Debtors will provide to Caerus and the Prepetition Agent by January 22, 2010, an estimated balance sheet and a preliminary determination of the Net Working Capital, as of December 31, 2009, together with an estimated income statement for the month, quarter, and year ended December 31, 2009, and, in each case, confirmed in writing by the chief financial officer of TEC to be prepared in accordance with generally accepted accounting principles and the terms of this Agreement (collectively, the “Preliminary Net Working Calculation”).  Reorganized TEC will provide a post closing reconciliation (the “Post Closing Reconciliation”) of Net Working Capital as of the Transaction Date, within thirty (30) days of the Transaction Date (the “Post Closing Reconciliation Date”).  Such calculation shall be made consistent with the Preliminary Net Working Calculation.  If the Post Closing Reconciliation results in a positive amount of Net Working Capital as of the Transaction Date, that amount shall be paid by Reorganized TEC to the Prepetition Agent for the Lenders by wire transfer within ten (10) days of such Post Closing Reconciliation Date.  If the Post Closing Reconciliation results in a negative amount of Net Working Capital as of the Transaction Date, that amount shall be paid by the Prepetition Agent on behalf of the Lenders to Reorganized TEC by wire transfer within ten (10) days of such Post Closing Reconciliation Date.  Notwithstanding the foregoing, if after the Transaction Date but before December 31, 2010, Reorganized TEC receives a reduction from any of the tax revenue authorities of Barton, Ellis, Graham, and/or Stafford Counties, Kansas, for ad valorem taxes payable for the year ended December 31, 2009, (1) half of such reduction amount shall reduce the Teton Current Liabilities for purposes of performing the Post Closing Reconciliation, or (2) if the reduction is made after the Post Closing Reconciliation adjustment has been determined, Caerus will pay half of such reduction amount directly to the Prepetition Agent within three (3) Business Days.

(a)           “Teton Current Assets” shall mean, on December 31, 2009, or the Transaction Date, as applicable, the sum of (i) cash and cash equivalents of the Debtors, including cash attributable to operations during the bankruptcy case, but excluding any sums held in Account Number #000000816242705 at JPMorgan Chase Bank, N.A., in the name of JPM for the Benefit of TEC for payments under prepetition retention agreements (the “JPM Account”), and excluding any sums on account of Purchaser’s Deposit of $750,000 (as provided for herein) and the deposit(s) of any other bidder(s) pursuant to the Bidding Procedures, and (ii) the net realizable value of all receivables of the Debtors on December 31, 2009, or the Transaction Date, as applicable, after adjustment for all setoffs and doubtful claims.

(b)           “Teton Current Liabilities” shall mean, on December 31, 2009, or the Transaction Date, as applicable, the sum of (i) all post-petition payables of the Debtors, (ii) all priority and administrative expense claims against the Debtors, (iii) all pre-petition trade payables, including but not limited to the items listed on Exhibit B (Trade Claims) and Exhibit C (Prepetition Employee Wage Claims), (iv) all other pre-petition claim amounts that will remain in effect upon entry of the Confirmation Order and not be discharged pursuant to the Plan, (v) all amounts payable as cure payments under contracts which Purchaser, in its sole and absolute discretion, determines shall be assumed in connection with its acquisition of the Debtors, (vi) the amount, if any, outstanding on the debtor-in-possession working capital line of credit in the sum of $750,000, which line of credit will mature and become due and payable to the DIP Lenders on January 31, 2010, including but not limited to any fees payable to counsel for the Lenders or the DIP Lenders, (vii) all amounts payable for fees and expenses of the Debtors’ professionals incurred in connection with the performance of post-Transaction Date, as the case may be, administrative and wind down activities (the “Wind Down Expenses”) in an amount not to exceed $50,000, and (viii) the amount, if any, payable for the insurance coverage set forth in Section 5(g), and (ix) any and all other non-discharged obligations of the Debtors.   Notwithstanding the foregoing, the parties hereto expressly agree that all items and claims required to be paid pursuant to the first sentence of Section 4(j) or with the Purchase Price pursuant to Section 4(f) hereof shall not constitute Teton Current Liabilities.

(c)           Any dispute regarding the Post Closing Reconciliation of Net Working Capital shall be finally resolved by an independent certified public accounting firm of recognized standing acceptable to the Prepetition Agent and Caerus and engaged by Reorganized TEC (the “Accounting Expert”).  The fees and costs of the Accounting Expert shall be paid by the non-prevailing party in the dispute or, if there is no nonprevailing party, the fees and costs of the Accounting Expert shall be paid by the two parties on a pro-rata basis, as determined by the Accounting Expert.  The Accounting Expert’s final determination shall be binding, absent manifest error.

8.           Additional Agreements.  Until termination of this Agreement, the Debtors: (i) shall provide to Caerus on a weekly basis a detailed thirteen (13) week rolling cash flow analysis including a forecasted to actual variance analysis; (ii) shall not make any expenditures (other than expenditures made in the ordinary course of business of the Debtors); (iii) shall not participate or engage in any capital transactions, including, without limitation, the sale, financing, or refinancing of all or any portion of the Debtors’ assets or the reworking, drilling, or completing of any wells, without the prior written consent of Caerus; and (iv) will not enter into or amend any contract, without the prior written consent of Caerus.

9.           Delays.  The Debtors covenant to use commercially reasonable efforts to cooperate fully and timely with the reasonable requests of Purchaser in facilitating Purchaser’s transitioning, performing, and consummating the operations and transactions contemplated hereunder.  The Debtors shall use commercially reasonable efforts to make their knowledgeable and authorized personnel reasonably available, and shall furthermore instruct their agents, counselors (subject to any matters which cannot be disclosed without waiving applicable privilege) and representatives, to answer questions, provide documents, and allow access to Purchaser to review, inspect on the premises of the Debtors, and make copies of original books of accounting, certificates, agreements, and all other documents maintained by the Debtors.  All such disclosures shall be subject to Purchaser’s ongoing obligation of confidentiality under the Confidentiality and Nondisclosure Agreement, dated November 24, 2009.  At Purchaser’s reasonable request, Debtors shall join Purchaser in filing motions with the Court to delay or reschedule hearing dates in order to allow Purchaser sufficient time to complete its investigations, preparation and transition activities in contemplation of closing the Transaction.  Notwithstanding anything to the contrary otherwise contained herein, the Debtors shall not be responsible for any delays hereunder caused by any third parties, other than their agents, counselors and representatives, or by circumstances that are not within the control of the Debtors; provided that, any such delays shall not materially prejudice Caerus’ rights herein.

10.         Deposit.  Caerus has deposited for the benefit of TEC by wire transfer of immediately available funds $750,000 (the “Deposit”) into an escrow account at JP Morgan Chase Bank, N.A. (Bank Account Number Acct# 000000816242705 (the “Escrow Account”), subject to the Escrow Agreement, dated December 14, 2009, by and among JPMorgan Chase Bank, N.A., Caerus, and the Debtors.

(a)             The Deposit shall be credited in favor of or returned to Caerus pursuant to the terms of the Bidding Procedures and this Agreement as follows:

(i)                          On the Transaction Date, the Deposit shall be credited against the Purchase Price but shall continue to be held in the Escrow Account until the Post Closing Reconciliation adjustment is complete to the satisfaction of both the Prepetition Agent and Caerus.  If the final determination of Net Working Capital pursuant to the Post Closing Reconciliation results in a positive Net Working Capital, the escrowed Deposit will be promptly released to the Prepetition Agent.  If the final determination of Net Working Capital pursuant to the Post Closing Reconciliation results in a negative Net Working Capital, such negative Net Working Capital amount shall be released from the escrowed Deposit and paid promptly to Caerus, and any remaining escrowed Deposit (after payment of the negative amount to Caerus) will be paid promptly to the Prepetition Agent.

(ii)                         The Deposit shall be returned to Caerus within twenty four (24) hours by wire transfer of immediately available funds to an account designated by Caerus if the transaction contemplated herein is not consummated by January 31, 2010, or such later date designated in a joint motion by the Debtors and Caerus for delay of the Confirmation Date.

(b)             The Deposit shall be delivered to TEC in the event of Caerus’ continued willful default hereunder after its receipt of written notice of default and after being given a reasonable opportunity to cure same.

11.         Wind Down Expenses.  The Debtors’, as reorganized, liability for payment of the Wind Down Expenses shall not exceed $50,000, or $75,000 in the event the Transaction is structured as an Asset Acquisition as allowed under Section 4(k).

12.         Governing Law. This Agreement, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of the State of Delaware (but not including the choice of law rules thereof).

13.         Legal Construction. In the event that any one or more of the terms, provisions, or agreements that are contained in this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal, or unenforceable in any respect for any reason, the invalid, illegal or unenforceable term, provision, or agreement shall not affect any other term, provision, or agreement that is contained in this Agreement and this Agreement shall be construed in all respects as if the invalid, illegal, or unenforceable term, provision, or agreement had never been contained herein.

14.         Counterparts. This Agreement may be executed in counterparts (facsimile or otherwise) by the parties hereto, and each such counterpart shall be deemed an original for all purposes, but all such counterparts shall constitute, collectively, one agreement.

15.         Telecopied Facsimiles. A telecopied facsimile of a duly executed counterpart of this Agreement shall be sufficient to evidence the binding agreement of each party to the terms herein. However, the parties each agree to promptly return an original, duly executed counterpart of this Agreement following the delivery of a telecopied facsimile hereof.

[Remainder of Page Intentionally Left Blank. Signature Page(s) Immediately Follow.]

DEBTORS:

Teton Energy Corporation
Teton North America LLC
Teton Piceance LLC
Teton DJ LLC
Teton Williston LLC
Teton Big Horn LLC
Teton ORRI, LLC
Teton DJCO LLC

By:
Name:
Title:

PURCHASER:

CAERUS OIL AND GAS LLC

By:
Name:
Title: